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EXHIBIT 3.2

                      AMENDMENTS TO THE COMPANY'S BY-LAWS

         Article III of the By-Laws of the Company, relating to the Board of Directors, shall be amended as follows:

         1. Sections 1(a) and 1(c) of Article III, which are set forth below, are deleted in their entirety:

         Section 1 - Number, Election and Term of Office:

         "(a) The number of directors of the Corporation shall be as determined by resolution of the Board of Directors."

         "(c) Each director shall hold office until the annual meeting of the stockholders next succeeding his election, and until his successor is elected, and qualified, or until his prior death, resignation or removal."

         2. Article III, Section 6 is amended by the addition of a new last sentence to read in its entirety as follows:

                  "Section 6 - Chairman:

                  At all meetings of the Board of Directors, the Chairman of the Board, if any and if present, shall preside. If there shall be no Chairman, or he shall be absent, then the President shall preside, and in his absence, a Chairman chosen by the directors shall preside. The Chairman of the Board shall be elected by the stockholders of the Corporation and he shall hold office until the expiration of his term as director or until his death, resignation or removal for cause."

         3. Article III, Section 9 is amended by the addition of an initial clause in the first sentence to read in its entirety as follows:

                  "Section 9 - Vacancies:

                  Except as provided in the Corporation's Certificate of Incorporation, any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a director by the stockholders shall be filled by the stockholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the Board of Directors called for that purpose."

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         4. At the end of Article IV, Section 1(b), Article IV, Section 1(c)
and Article IV, Section 3, commas shall be substituted for the periods; the following language shall be added: "except as provided in Article III, Section 6 hereof" (the text of Article III, Section 6 is set forth above); and such provisions amended to read in their entirety as follows:

                  Article IV, Section 1(b): "The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of stockholders, except as provided in
Article III, Section 6 hereof."

                  Article IV, Section 1(c): "Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal, except as provided in Article III,
Section 6 hereof."

                  Article IV, Section 3: "Any officer may be removed, either with or without cause, and a successor elected by a majority vote of the Board of Directors at any time, except as provided in Article III, Section 6 hereof."

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